SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________________________________________________________________________
FORM 6-K
____________________________________________________________________________
REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934
July 28, 2026
____________________________________________________________________________
KONINKLIJKE PHILIPS N.V.
(Exact name of registrant as specified in its charter)
____________________________________________________________________________
Royal Philips
(Translation of registrant’s name into English)
The Netherlands
(Jurisdiction of incorporation or organization)
Prinses Irenestraat 59, 1077 WV Amsterdam, The Netherlands
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒        Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐        No ☒
Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:
M.J. van Ginneken
Koninklijke Philips N.V.
Prinses Irenestraat 59
1077 WV Amsterdam – The Netherlands

Quarterly Report 2026 - Q2	1

This report comprises a copy of the following report:
“Philips' Second Quarter Results 2026”, dated July 27, 2026.
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf, by the undersigned, thereunto duly authorized at Amsterdam, on the 28th day of July, 2026.
KONINKLIJKE PHILIPS N.V.

/s/ M.J. van Ginneken
(Chief Legal Officer)

Quarterly Report 2026 - Q2	2

Quarterly report
Q2 2026

Philips delivers solid comparable sales growth and margin in Q2; reiterates full year comparable sales growth outlook; Adjusted EBITA and free cash flow outlook increased to reflect US tariff refund
Amsterdam, July 27, 2026
Q2 2026 Group performance
•Comparable order intake declined 1%, due to timing of certain large orders
•Group sales of EUR 4.4 billion, reflecting 4% comparable sales growth
•Income from operations of EUR 609 million, including US tariff refund benefit of EUR 186 million
•Adjusted EBITA margin increased to 16.4%, including US tariff refund benefit of effectively 4.2%
•Operating cash flow of EUR 376 million, with free cash flow of EUR 222 million including receipt of US tariff refund
•2026 comparable sales growth outlook reiterated; Adjusted EBITA and free cash flow outlook updated to reflect US tariff refund

Roy Jakobs, CEO of Royal Philips:
“We delivered another solid quarter with comparable sales growth of 4%, driven by all business segments, and strong disciplined execution within an uncertain macro environment. Customer demand for our innovations remains healthy, with certain large orders in North America shifting into the third quarter, while Europe delivered strong double-digit order growth.
Our plan continues to gain traction, creating value through focused segment strategies, differentiated platform innovations, commercial excellence and disciplined execution. We launched SmartIQ for our Azurion image-guided therapy platform and received several new regulatory clearances for our AI-powered innovations. Our teams around the world are focused on delivering better care for more people.
We largely completed the US tariff refund process during the quarter and continue to actively manage the broader macro environment, including inflation. Our productivity program is on track, helping to largely offset these pressures. We are strengthening our supply chain resilience as we continue to put quality at the heart of our operations.”
Group and segment performance
Comparable order intake declined 1%, with growth in Diagnosis & Treatment offset by the timing of certain large Connected Care orders shifting into the third quarter. Comparable sales increased by 4% in the quarter, driven by growth across all segments.

Adjusted EBITA margin increased to 16.4%, including a US tariff refund benefit of effectively 4.2%. Excluding the US tariff refund benefit, Adjusted EBITA slightly decreased mainly due to cost inflation and higher tariffs, partly offset by higher sales and productivity measures. Net cash flows from operating activities remained broadly flat, with higher working capital outflows offset by the US tariff refund.

Diagnosis & Treatment comparable sales increased by 2%. Adjusted EBITA margin increased to 13.9%, including a US tariff refund benefit of approximately 4.6%. Excluding the US tariff refund benefit, Adjusted EBITA decreased mainly due to cost inflation, higher tariffs and unfavorable mix effects, partly offset by productivity measures.

Connected Care comparable sales increased by 2%. Adjusted EBITA margin increased to 17.8%, including a US tariff refund benefit of approximately 6.1%. Excluding the US tariff refund benefit, Adjusted EBITA increased mainly driven by operational improvements and productivity measures, partly offset by cost inflation and higher tariffs.

Personal Health comparable sales increased by 8%. Adjusted EBITA margin increased to 23.0%, including a US tariff refund benefit of approximately 5.0%. Excluding the US tariff refund benefit, Adjusted EBITA increased mainly driven by higher sales and productivity measures, partly offset by cost inflation.

Quarterly Report 2026 - Q2	3

Innovation highlights
•Philips launched SmartIQ for its Azurion image-guided therapy platform, addressing the trade-off between image quality and radiation dose in coronary procedures. The technology enables an ultra-low dose protocol using over 50% less X-ray radiation than current low-dose settings, supported by the first published clinical evidence.
•Philips unveiled the AI-powered Titanion MR, a next-generation ultra-high-gradient 3.0T MRI system, and a first-of-its-kind 4D MR solution for radiation therapy planning, enabling more precise imaging, improved visualization of moving tumors and enhanced clinical decision-making.
•Philips partnered with healthcare providers across Poland to modernize more than 200 hospitals through over 300 healthcare technology projects under the country’s National Recovery and Resilience Plan. The large-scale deployment of imaging, image-guided therapy and patient monitoring solutions expands access to high-quality care nationwide.
•Philips was selected through a tender led by Karolinska University Hospital to support Region Stockholm’s hospital-at-home initiative, delivering more care at home, remote patient monitoring and AI-enabled clinical services for up to 15,000 patients annually.
•Philips signed long-term enterprise imaging partnerships with a premier health system customer in the US and Imperial College Healthcare NHS Trust in the UK. The cloud-based imaging collaborations will connect care teams, streamline workflows and improve access to critical patient information.
•Philips strengthened its Personal Health innovation leadership with recognition from the Good Housekeeping 2026 Beauty Awards for the Lumea IPL 9000 and Sonicare 6400, and launched the new Philips S800 Compact Shaver in China.

Productivity
Disciplined cost management and productivity initiatives delivered EUR 132 million in savings in the quarter. Philips is on track to deliver EUR 1.5 billion in savings under its 2026-2028 productivity program.

Outlook
Philips reiterates its full-year 2026 outlook, updated to reflect the US tariff refund benefit:
•Comparable sales growth: 3%-4.5%
•Adjusted EBITA margin: 13.5%-14.0%, including a US tariff refund benefit of approximately 1%, compared to 12.5%-13.0% previously
•Free cash flow: EUR 1.5-1.7 billion, updated to reflect the US tariff refund, compared to EUR 1.3-1.5 billion previously

Within the context of an uncertain macro-environment, Philips' 2026 outlook includes currently known tariffs. It excludes ongoing Philips Respironics-related proceedings, including the investigation by the US Department of Justice and the State Attorneys General.

Capital allocation
Philips completed its dividend distribution for 2025 in the second quarter of 2026. As approved by the Annual General Meeting of Shareholders on May 8, 2026, a dividend of EUR 0.85 per common share was paid in cash or shares at the election of the shareholder, with 43.8% paid in cash.

Further information: conference call, video webcast and website
Roy Jakobs, CEO, and Charlotte Hanneman, CFO, will host a conference call for investors and analysts at 08:00 am CET on 28 July 2026 to discuss the results. A live webcast of the conference call will be available on the Philips Investor Relations webpage and can be accessed here. A replay and related materials, which include additional information, including forward-looking statements and further information on our outlook, will be available on the Philips Investor Relations webpage.

Quarterly Report 2026 - Q2	4

Second quarter highlights
Key data in millions of EUR unless otherwise stated*

	Q2 2026	Q2 2025
Sales	4,360	4,338
Nominal sales growth	1%	(3%)
Comparable sales growth ¹	4%	1%
Comparable order intake ²	(1%)	6%
Income from operations	609	400
as a % of sales	14%	9%
Financial income (expenses), net	(62)	(57)
Results of associates	(1)	(6)
Income tax (expense) benefit	(160)	(95)
Income from continuing operations	386	242
Discontinued operations, net of income taxes	-	(2)
Net income	386	240
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.40	0.25
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.49	0.36
Net income attributable to shareholders ³ (in EUR) - diluted	0.40	0.25
EBITA ¹	697	453
as a % of sales	16.0%	10.5%
Adjusted EBITA ¹	717	540
as a % of sales	16.4%	12.4%
Adjusted EBITDA ¹	910	747
as a % of sales	20.9%	17.2%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

•Comparable sales increased by 4%, driven by growth across all segments. Diagnosis & Treatment comparable sales increased by 2%, Connected Care by 2%, and Personal Health by 8%.
•Income from operations increased by EUR 209 million, mainly driven by the tariff refund benefit, higher sales and lower charges in restructuring, acquisition-related and other items, including the gain on the sale of a divested business, and partly offset by higher tariffs.
•Adjusted EBITA was EUR 717 million and the margin improved to 16.4%, including a tariff refund benefit of effectively 4.2%. Adjusted EBITA excluding the tariff refund slightly decreased, mainly due to cost inflation and higher tariffs, partly offset by higher sales and productivity measures.
•Restructuring, acquisition-related and other items amounted to charges of EUR 20 million, compared with EUR 86 million in Q2 2025. The Q2 2026 result includes income of EUR 86 million in restructuring and acquisition-related items mainly driven by a EUR 99 million gain on the sale of a divested business. Other items included EUR 50 million of portfolio realignment charges and EUR 50 million of Respironics-related charges.
•Income tax expense increased by EUR 65 million, mainly due to higher income before tax, including the tax impact on the sale of a divested business.
•Net income increased to EUR 386 million, mainly driven by income from operations as explained above, and partly offset by higher tax expense.

Sales per geographic area in millions of EUR unless otherwise stated

			% change
	Q2 2026	Q2 2025	nominal	comparable ¹
Western Europe	901	926	(3%)	(2%)
North America	1,838	1,867	(2%)	3%
Other mature geographies	333	367	(9%)	(1%)
Mature geographies	3,072	3,160	(3%)	1%
Growth geographies	1,288	1,178	9%	13%
Philips Group	4,360	4,338	1%	4%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales in Mature geographies showed 1% growth, mainly driven by North America, partly offset by a decline in Western Europe.
•Growth geographies showed double-digit comparable sales growth, mainly driven by Central Eastern Europe, Latin America and the Indian subcontinent.

Cash and cash equivalents balance in millions of EUR

	Q2 2026	Q2 2025
Beginning cash balance	2,592	1,193
Free cash flow ¹	222	230
Net cash flows from operating activities	376	387
Net capital expenditures	(154)	(156)
Other cash flows from investing activities	134	(69)
Treasury shares transactions	(66)	1
Changes in debt	(766)	840
Dividend paid to shareholders	(321)	(295)
Other cash flow items	(7)	(79)
Net cash flows from discontinued operations	-	-
Ending cash balance	1,789	1,822
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Net cash flows from operating activities slightly decreased, mainly due to higher working capital outflows, partly offset by the receipt of tariff refund.
•Other cash flows from investing activities included the cash receipt from a divested business.
•Treasury shares transactions included the withholding tax payments for employees' long-term incentives.
•Changes in debt in Q2 2026 included the repayment of bonds, whereas Q2 2025 reflected new bonds issued.
•Dividend paid to shareholders reflects the cash portion of the dividend and related withholding tax.
•Other cash flow items mainly reflects the foreign currency impact on the cash balance.
Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q2	5

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated*

	Q2 2026	Q2 2025
Sales	2,085	2,084
Nominal sales growth	0%	(4%)
Comparable sales growth ¹	2%	(1%)
Income from operations	252	226
as a % of sales	12.1%	10.8%
EBITA ¹	273	244
as a % of sales	13.1%	11.7%
Adjusted EBITA ¹	289	281
as a % of sales	13.9%	13.5%
Adjusted EBITDA ¹	335	325
as a % of sales	16.1%	15.6%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information
•Comparable sales increased by 2%. High-single-digit growth in Image Guided Therapy was partly offset by a low-single-digit decline in Precision Diagnosis.
•Growth geographies showed high-single-digit growth. This was partly offset by a low-single-digit decline in Mature geographies.
•Adjusted EBITA increased to EUR 289 million and the margin improved to 13.9%, including a tariff refund benefit of approximately 4.6%. Adjusted EBITA excluding the tariff refund decreased mainly due to cost inflation and higher tariffs, partly offset by productivity measures.
•Restructuring, acquisition-related and other items amounted to EUR 16 million, compared with EUR 36 million in Q2 2025.

Connected Care
Key data in millions of EUR unless otherwise stated

	Q2 2026	Q2 2025
Sales	1,184	1,272
Nominal sales growth	(7%)	(5%)
Comparable sales growth ¹	2%	(1%)
Income from operations	152	67
as a % of sales	12.9%	5.2%
EBITA ¹	212	95
as a % of sales	17.9%	7.5%
Adjusted EBITA ¹	211	132
as a % of sales	17.8%	10.4%
Adjusted EBITDA ¹	263	192
as a % of sales	22.2%	15.1%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 2%, mainly driven by mid-single-digit growth in Monitoring.
•Comparable sales in Mature geographies were flat and Growth geographies recorded double-digit growth.
•Adjusted EBITA increased to EUR 211 million and the margin improved to 17.8%, including a tariff refund benefit of approximately 6.1%. Adjusted EBITA excluding the tariff refund increased mainly driven by productivity measures, partly offset by cost inflation and higher tariffs.
•Restructuring, acquisition-related and other items amounted to nil, compared with charges of EUR 37 million in Q2 2025. Q2 2026 mainly includes income of EUR 101 million in restructuring and acquisition-related items, which included the gain of EUR 99 million from the sale of a divested business. Other items included EUR 50 million of portfolio realignment charges and EUR 50 million of Respironics-related charges.

Personal Health
Key data in millions of EUR unless otherwise stated

	Q2 2026	Q2 2025
Sales	909	862
Nominal sales growth	6%	3%
Comparable sales growth ¹	8%	6%
Income from operations	204	122
as a % of sales	22.4%	14.2%
EBITA ¹	208	126
as a % of sales	22.8%	14.6%
Adjusted EBITA ¹	209	131
as a % of sales	23.0%	15.2%
Adjusted EBITDA ¹	230	154
as a % of sales	25.3%	17.8%
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Comparable sales increased by 8%, driven by double-digit growth in Growth geographies and mid-single-digit growth in Mature geographies.
•Adjusted EBITA increased to EUR 209 million and the margin improved to 23.0%, including a tariff refund benefit of approximately 5.0%. Adjusted EBITA excluding the tariff refund increased mainly driven by higher sales and productivity measures, partly offset by cost inflation.
•Restructuring, acquisition-related and other items amounted to charges of EUR 2 million in Q2 2026, compared with EUR 5 million in Q2 2025.

Amounts may not add up due to rounding.*

Quarterly Report 2026 - Q2	6

Other
Key data in millions of EUR unless otherwise stated

	Q2 2026	Q2 2025
Sales	182	120
Income from operations	1	(15)
EBITA ¹	4	(12)
Adjusted EBITA ¹ of:	7	(4)
IP Royalties	85	63
Innovation	(10)	(15)
Central costs	(65)	(50)
Other	(3)	(2)
Adjusted EBITDA ¹	82	75
1Non-IFRS financial measure. Refer to Reconciliation of non-IFRS information

•Segment Other sales increased by EUR 62 million, mainly reflecting activities related to a divestment, which is excluded from comparable sales growth.
•Adjusted EBITA improved by EUR 11 million, mainly driven by royalty income, and partly offset by central costs.
•Restructuring, acquisition-related and other items amounted to charges of EUR 3 million, compared with EUR 8 million in Q2 2025.

Quarterly Report 2026 - Q2	7

Philips semi-annual report 2026
Introduction
This report contains the semi-annual report of Koninklijke Philips N.V. (‘the Company’ or ‘Philips’), a company with limited liability, headquartered in Amsterdam, the Netherlands. The principal activities of the Company and its group companies (‘the Group’) are described in the Annual Report 2025. The semi-annual report for the six months ended June 30, 2026, consists of the semi-annual condensed consolidated financial statements, the semi-annual management report and the responsibility statement by the Company’s Board of Management. The information in this semi-annual report is unaudited.
Responsibility statement
The Board of Management of the Company hereby declares that to the best of their knowledge, the semi-annual condensed consolidated financial statements for the six-month period ended June 30, 2026, which have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union, give a true and fair view of the assets, liabilities, financial position and profit or loss of the Company and the undertakings included in the consolidation taken as a whole, and that the semi-annual management report for the six-month period ended June 30, 2026, gives a fair view of the information required pursuant to article 5:25d paragraph 8 and 9 of the Dutch Financial Markets Supervision Act (Wet op het Financieel toezicht).
Amsterdam, July 27, 2026
Board of Management
Roy Jakobs
Charlotte Hanneman
Marnix van Ginneken

Semi-annual report 2026	8

Management report Philips performance

Key data in millions of EUR unless otherwise stated

	January to June
	2026	2025
Sales	8,265	8,434
Nominal sales growth	(2%)	(2%)
Comparable sales growth ¹	4%	(1%)
Comparable order intake ²	2%	4%
Income from operations	851	554
as a % of sales	10%	7%
Financial income (expenses), net	(110)	(105)
Results of associates	(5)	(7)
Income tax (expense) benefit	(203)	(122)
Income from continuing operations	533	320
Discontinued operations, net of income taxes	-	(8)
Net income	532	312
Earnings per common share (EPS)
Income from continuing operations attributable to shareholders ³ (in EUR) - diluted	0.55	0.34
Adjusted income from continuing operations attributable to shareholders ³ (in EUR) - diluted ¹	0.73	0.61
Net income attributable to shareholders ³ (in EUR) - diluted	0.55	0.33
EBITA ¹	988	665
as a % of sales	12.0%	7.9%
Adjusted EBITA ¹	1,069	894
as a % of sales	12.9%	10.6%
Adjusted EBITDA ¹	1,478	1,317
as a % of sales	17.9%	15.6%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.
•Comparable sales increased by 4%, with high-single-digit growth in Personal Health and low-single-digit growth in Diagnosis & Treatment and Connected Care. Nominal sales decreased due to the negative impact of foreign currency in the first half of 2026.
•Income from operations increased by EUR 297 million, mainly driven by the tariff refund benefit, operational improvements, lower charges in restructuring, acquisition-related and other items, and partly offset by higher tariffs.
•Adjusted EBITA increased to EUR 1,069 million and the margin increased to 12.9%, including a tariff refund benefit of effectively 2.2%. Adjusted EBITA excluding the tariff refund slightly improved mainly driven by higher sales and productivity measures, partly offset by cost inflation and higher tariffs.
•Restructuring, acquisition-related and other items amounted to charges of EUR 81 million, compared with EUR 229 million in 2025. 2026 includes income of EUR 63 million for restructuring and acquisition-related items, which mainly included a EUR 99 million gain on the sale of a divested business, a EUR 97 million gain from the release of acquisition-related items, and partly offset by EUR 128 million restructuring charges. Other items included EUR 84 million Respironics-related charges and EUR 50 million in relation to portfolio realignment charges.
•Income tax expense increased by EUR 81 million, mainly due to higher income before tax in 2026.
•Net income increased by EUR 220 million, mainly driven by the higher income from operations as explained above, and partly offset by higher income tax expense.

Sales per geographic area in millions of EUR unless otherwise stated

	January to June		% change
	2026	2025	nominal	comparable[1]
Western Europe	1,796	1,758	2%	3%
North America	3,483	3,659	(5%)	3%
Other mature geographies	670	744	(10%)	0%
Mature geographies	5,948	6,162	(3%)	3%
Growth geographies	2,317	2,273	2%	7%
Philips Group	8,265	8,434	(2%)	4%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales in Mature geographies showed low-single-digit growth, mainly driven by North America and Western Europe.
•Growth geographies showed high-single-digit growth, mainly driven by Central Eastern Europe, Latin America and the Indian subcontinent.

Cash and cash equivalents balance in millions of EUR

	January to June
	2026	2025
Beginning cash balance	2,794	2,401
Free cash flow ¹	251	(860)
Net cash flows from operating activities	564	(546)
Net capital expenditures	(313)	(315)
Other cash flows from investing activities	(112)	(68)
Treasury shares transactions	(54)	1
Changes in debt	(801)	792
Dividend paid to shareholders	(321)	(295)
Other cash flow items	32	(140)
Net cash flows from discontinued operations	-	(10)
Ending cash balance	1,789	1,822
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Net cash flows from operating activities increased mainly driven by the comparative impact of the EUR 1,025 million payment of Philips Respironics recall-related medical monitoring and personal injury settlements in the first half of 2025, and the receipt of a tariff refund in the first half of 2026.
•Other cash flows from investing activities decreased, mainly due to the acquisition of SpectraWave, and partly offset by the cash receipt from a divested business.
•Treasury shares transactions included the withholding tax payment for employees' long-term incentives.
•Changes in debt in the first half of 2026 mainly included the repayment of bonds, whereas the first half of 2025 included the new EUR 1 billion bonds issued in May 2025.
•Dividend paid to shareholders reflects the cash portion of the dividend and related withholding tax.
•Other cash flow items reflects the foreign currency impact on the cash balance.

Semi-annual report 2026	9

Performance per segment
Diagnosis & Treatment
Key data in millions of EUR unless otherwise stated

	January to June
	2026	2025
Sales	3,933	4,048
Sales growth
Nominal sales growth	(3%)	(4%)
Comparable sales growth ¹	2%	(3%)
Income from operations	446	379
as a % of sales	11.3%	9.4%
EBITA ¹	484	417
as a % of sales	12.3%	10.3%
Adjusted EBITA ¹	470	468
as a % of sales	12.0%	11.6%
Adjusted EBITDA ¹	563	560
as a % of sales	14.3%	13.8%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Comparable sales increased by 2%. High-single-digit growth in Image Guided Therapy was offset by a low-single-digit decline in Precision Diagnosis.
•Comparable sales in Mature geographies were flat. Growth geographies showed high-single-digit growth, including a decline in China.
•Adjusted EBITA increased to EUR 470 million and the margin improved to 12.0%, including a tariff refund benefit of approximately 2.4%. Adjusted EBITA excluding the tariff refund decreased mainly due to cost inflation and higher tariffs, partly offset by productivity measures.
•Restructuring, acquisition-related and other items amounted to a gain of EUR 14 million, which included a gain of EUR 23 million in restructuring and acquisition-related items, mainly driven by the release of an acquisition-related item, and EUR 9 million for charges in relation to quality actions. This is compared with EUR 51 million for charges in 2025.

Connected Care
Key data in millions of EUR unless otherwise stated

	January to June
	2026	2025
Sales	2,245	2,454
Sales growth
Nominal sales growth	(9%)	(2%)
Comparable sales growth ¹	3%	(1%)
Income from operations	99	(15)
as a % of sales	4.4%	(0.6%)
EBITA ¹	184	44
as a % of sales	8.2%	1.8%
Adjusted EBITA ¹	242	173
as a % of sales	10.8%	7.0%
Adjusted EBITDA ¹	348	296
as a % of sales	15.5%	12.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 3%, mainly driven by mid-single-digit growth in Monitoring.
•Mature geographies showed low-single-digit growth. Growth geographies recorded double-digit growth.
•Adjusted EBITA increased to EUR 242 million and the margin improved 10.8%, including a tariff refund benefit of approximately 3.2%. Adjusted EBITA excluding the tariff refund improved mainly driven by operational improvements and productivity measures, partly offset by cost inflation and higher tariffs.
•Restructuring, acquisition-related and other items were EUR 58 million, compared with EUR 128 million in 2025. The first half of 2026 included a gain of EUR 77 million in restructuring and acquisition-related items, which included the gain of EUR 99 million from the sale of a divested business. Other items included EUR 84 million Respironics-related charges and EUR 50 million in relation to portfolio realignment charges.

Personal Health
Key data in millions of EUR unless otherwise stated

	January to June
	2026	2025
Sales	1,728	1,672
Sales growth
Nominal sales growth	3%	3%
Comparable sales growth ¹	9%	4%
Income from operations	328	238
as a % of sales	19.0%	14.2%
EBITA ¹	335	245
as a % of sales	19.4%	14.7%
Adjusted EBITA ¹	339	254
as a % of sales	19.6%	15.2%
Adjusted EBITDA ¹	380	300
as a % of sales	22.0%	18.0%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

•Comparable sales increased by 9%, with mid-single-digit growth in Mature geographies and double-digit growth in Growth geographies.
•Adjusted EBITA increased to EUR 339 million and the margin improved to 19.6%, including a tariff refund benefit of approximately 2.6%. Adjusted EBITA excluding the tariff refund improved, mainly driven by sales growth and productivity measures, and partly offset by advertising and promotion spend, higher tariffs and cost inflation.
•Restructuring, acquisition-related and other items amounted to EUR 4 million, compared with EUR 9 million in 2025.

Semi-annual report 2026	10

Other
Key data in millions of EUR unless otherwise stated

	January to June
	2026	2025
Sales	359	260
Income from operations	(22)	(48)
EBITA ¹	(15)	(42)
Adjusted EBITA ¹ of:	18	-
IP Royalties	173	153
Innovation	(20)	(36)
Central costs	(115)	(110)
Other	(19)	(8)
Adjusted EBITDA ¹	186	161
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
•Sales increased by EUR 99 million, mainly reflecting activities related to a divestment, which is excluded from comparable sales growth.
•Adjusted EBITA improved by EUR 18 million, mainly driven by higher royalty income.
•Restructuring, acquisition-related and other items amounted to EUR 33 million, compared with EUR 42 million in 2025.

Semi-annual report 2026	11

Forward-looking statements
and other information
Forward-looking statements
This document and the related oral presentation, including responses to questions following the presentation, contain certain forward-looking statements with respect to the financial condition, results of operations and business of Philips and certain of the plans and objectives of Philips with respect to these items. Examples of forward-looking statements include statements made about our strategy, estimates of sales growth, future Adjusted EBITA*, future restructuring and acquisition-related charges and other costs, future developments in Philips’ organic business and the completion of acquisitions and divestments. Forward-looking statements can be identified generally as those containing words such as “anticipates”, “assumes”, “believes”, “estimates”, “expects”, “should”, “will”, “will likely result”, “forecast”, “outlook”, “projects”, “may” or similar expressions. By their nature, these statements involve risk and uncertainty because they relate to future events and circumstances and there are many factors that could cause actual results and developments to differ materially from those expressed or implied by these statements.
These factors include, but are not limited to, macro-economic and geopolitical changes – including the war in Ukraine and ongoing tensions in the Middle East – as well as measures such as enacted and proposed tariffs and trade actions introduced in response to rising global tensions; Philips’ ability to keep pace with the changing health technology environment; Philips’ ability to gain leadership in artificial intelligence and health informatics in response to developments in the health technology industry; integration of acquisitions and their delivery on business plans and value creation expectations; ability to meet expectations with respect to ESG-related matters; securing and maintaining Philips’ intellectual property rights, and unauthorized use of third-party intellectual property rights; failure of products and services to meet quality or security standards, adversely affecting patient safety and customer operations; the resilience of our supply chain; challenges in simplifying our organization and our ways of working; attracting and retaining personnel; breach of cybersecurity; challenges in driving operational excellence and speed in bringing innovations to market; treasury and financing risks; tax risks; reliability of internal controls; compliance with regulations and standards involving quality, product safety, (cyber) security and artificial intelligence; and compliance with business conduct rules and regulations including privacy, existing and upcoming ESG disclosure and due diligence requirements. As a result, Philips’ actual future results may differ materially from the plans, goals and expectations set forth in such forward-looking statements. For a discussion of factors that could cause future results to differ from such forward-looking statements, see also the Further information chapter included in the Annual Report 2025.
Third-party market share data
Statements regarding market share contained in this document, including those regarding Philips’ competitive position, are based on outside sources such as specialized research institutes, as well as industry and dealer panels, in combination with management estimates. Where information is not yet available to Philips, market share statements may also be based on estimates and projections prepared by management and/or based on outside sources of information. Management’s estimates of rankings are based on order intake or sales, depending on the business.
Market Abuse Regulation
This press release contains inside information within the meaning of Article 7(1) of the EU Market Abuse Regulation.
Use of non-IFRS information
In presenting and discussing the Philips Group’s financial position, operating results and cash flows, management uses certain non-IFRS financial measures. These non-IFRS financial measures should not be viewed in isolation as alternatives to the equivalent IFRS measure and should be used in conjunction with the most directly comparable IFRS measures. Non-IFRS financial measures do not have standardized meaning under IFRS and therefore may not be comparable to similar measures presented by other issuers. A reconciliation of these non-IFRS measures to the most directly comparable IFRS measures is contained in this document. Further information on non-IFRS measures can be found in the Annual Report 2025.
Presentation
All amounts are in millions of euros unless otherwise stated. Due to rounding, amounts may not add up precisely to totals provided. All reported data is unaudited. Financial reporting is in accordance with the accounting policies as stated in the Annual Report 2025. Certain prior-year balances have been reclassified to conform to the current period presentation.
*    Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Semi-annual report 2026	12

Condensed consolidated statements of income
In millions of EUR unless otherwise stated*

	Q2		January to June
	2026	2025	2026	2025
Sales	4,360	4,338	8,265	8,434
Cost of sales	(2,210)	(2,327)	(4,349)	(4,575)
Gross margin	2,150	2,011	3,916	3,859
Selling expenses	(1,053)	(1,084)	(2,060)	(2,171)
General and administrative expenses	(154)	(155)	(332)	(316)
Research and development expenses	(484)	(402)	(878)	(859)
Other business income	159	35	231	54
Other business expenses	(8)	(4)	(25)	(12)
Income from operations	609	400	851	554
Financial income	33	23	63	55
Financial expenses	(95)	(80)	(173)	(160)
Results of associates	(1)	(6)	(5)	(7)
Income before taxes	546	337	736	441
Income tax (expense) benefit	(160)	(95)	(203)	(122)
Income from continuing operations	386	242	533	320
Discontinued operations, net of income taxes	-	(2)	-	(8)
Net income	386	240	532	312

Attribution of net income
Net income attributable to shareholders ¹	384	240	535	316
Net income attributable to non-controlling interests	2	1	(3)	(3)
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Philips Group
Earnings per common share attributable to shareholders of Koninklijke Philips N.V.

	Q2		January to June
	2026	2025	2026	2025
Weighted average number of common shares outstanding (after deduction of treasury shares) during the period (in thousands):
Basic	955,573	946,332	953,572	945,501
Diluted	968,574	956,676	969,730	957,111
Basic earnings per common share attributable to shareholders of Koninklijke Philips N.V (in EUR)
Income from continuing operations	0.40	0.26	0.56	0.34
Income from discontinued operations	-	-	-	(0.01)
Net income	0.40	0.25	0.56	0.33
Diluted earnings per common share attributable to shareholders of Koninklijke Philips N.V. (in EUR)
Income from continuing operations	0.40	0.25	0.55	0.34
Income from discontinued operations	-	-	-	(0.01)
Net income	0.40	0.25	0.55	0.33

Amounts may not add up due to rounding.*

Semi-annual report 2026	13

Condensed consolidated statements of comprehensive income
in millions of EUR*

	Q2		January to June
	2026	2025	2026	2025
Net income for the period	386	240	532	312

Pensions and other post-employment plans:
Remeasurement, before tax	-	-	1	1
Income tax effect on remeasurements	1	1	3	3

Financial assets fair value through OCI:
Net current-period change, before tax	(7)	(22)	(12)	(25)
Income tax effect on net current-period change	1	4	1	4
Total of items that will not be reclassified to Income statement	(5)	(17)	(8)	(18)

Currency translation differences:
Net current-period change, before tax	117	(1,146)	374	(1,585)
Reclassification adjustment for (gain) loss realized	8	-	8	-
Income tax effect on net current-period change and reclassification	-	1	-	1

Cash flow hedges:
Net current-period change, before tax	9	29	6	37
Reclassification adjustment for (gain) loss realized	(15)	(3)	(33)	(3)
Income tax effect on net current-period change and reclassification	2	(7)	7	(10)
Total of items that are or may be reclassified to Income statement	121	(1,126)	363	(1,560)

Other comprehensive income for the period	116	(1,143)	355	(1,578)

Total comprehensive income for the period	503	(903)	887	(1,265)

Total comprehensive income attributable to:
Shareholders of Koninklijke Philips N.V.	500	(901)	890	(1,259)
Non-controlling interests	3	(2)	(3)	(7)

Amounts may not add up due to rounding.*

Semi-annual report 2026	14

Condensed consolidated balance sheets
in millions of EUR*

	June 30, 2026	December 31, 2025
Non-current assets:
Property, plant and equipment	2,170	2,217
Goodwill	9,679	9,271
Intangible assets excluding goodwill	2,564	2,569
Non-current receivables	202	210
Investments in associates	151	148
Other non-current financial assets	711	704
Deferred tax assets	1,766	1,773
Other non-current assets	128	119
Total non-current assets	17,371	17,012

Current assets:
Inventories	3,216	2,870
Other current assets	666	529
Current derivative financial assets	63	81
Income tax receivable	47	60
Current receivables	3,550	3,530
Assets classified as held for sale	-	67
Cash and cash equivalents	1,789	2,794
Total current assets	9,330	9,932
Total assets	26,701	26,944

Equity:
Shareholders’ equity	11,447	10,957
Non-controlling interests	29	32
Group equity	11,476	10,990

Non-current liabilities:
Long-term debt	6,316	6,934
Long-term provisions	865	915
Deferred tax liabilities	77	93
Non-current contract liabilities	464	458
Other non-current liabilities	81	47
Total non-current liabilities	7,803	8,446

Current liabilities:
Short-term debt	1,149	1,151
Current derivative financial liabilities	45	34
Income tax liabilities	168	174
Accounts payable	2,080	1,927
Accrued liabilities	1,443	1,616
Current contract liabilities	1,584	1,490
Short-term provisions	553	712
Dividend payable	37
Liabilities directly associated with assets held for sale	-	9
Other current liabilities	364	395
Total current liabilities	7,422	7,509
Total liabilities	15,225	15,954
Total liabilities and group equity	26,701	26,944

Amounts may not add up due to rounding.*

Semi-annual report 2026	15

Condensed consolidated statements of cash flows
in millions of EUR*

	Q2		January to June
	2026	2025	2026	2025
Cash flows from operating activities:
Net income (loss)	386	240	532	312
Results of discontinued operations - net of income tax	-	2	-	8
Adjustments to reconcile net income to net cash provided by (used for) operating activities:
Depreciation, amortization and impairment of assets	381	266	646	543
Share-based compensation	50	32	81	79
Net loss (gain) on sale of assets	(93)	1	(81)	(1)
Interest income	(27)	(16)	(49)	(44)
Interest expense on debt, borrowings and other liabilities	76	67	148	132
Results of associates	(5)	6	(1)	7
Income tax expense	160	95	203	122
Decrease (increase) in working capital:	(284)	(121)	(394)	(337)
Decrease (increase) in receivables and other current assets	(307)	17	(75)	214
Decrease (increase) in inventories	(113)	(120)	(339)	(368)
Increase (decrease) in accounts payable, accrued and other current liabilities	136	(17)	20	(183)
Decrease (increase) in non-current receivables and other assets	6	(50)	(6)	(88)
Increase (decrease) in other liabilities	19	18	37	(8)
Increase (decrease) in provisions	(70)	(73)	(229)	(1,140)
Other items	(25)	27	(65)	85
Interest received	28	13	50	43
Interest paid	(118)	(89)	(173)	(150)
Dividends received from investments in associates	-	3	7	11
Income taxes received/ (paid)	(107)	(35)	(141)	(121)
Net cash provided by (used for) operating activities	376	387	564	(546)
Cash flows from investing activities:
Net capital expenditures	(154)	(156)	(313)	(315)
Purchase of intangible assets	(27)	(24)	(54)	(70)
Expenditures on development assets	(66)	(72)	(129)	(131)
Capital expenditures on property, plant and equipment	(64)	(63)	(137)	(118)
Proceeds from sales of property, plant and equipment	3	2	7	4
Net proceeds from (cash used for) derivatives and current financial assets	12	(68)	(3)	(71)
Purchase of other non-current financial assets	(4)	(12)	(38)	(26)
Proceeds from other non-current financial assets	5	11	29	39
Purchase of businesses, net of cash acquired	(3)	-	(232)	(1)
Sale of interests in businesses, net of cash disposed of	124	-	132	(9)
Net cash provided by (used for) investing activities	(19)	(225)	(426)	(382)
Cash flows from financing activities:
Proceeds from issuance of (payments on) short-term debt	(53)	9	(41)	16
Principal payments on short-term portion of long-term debt	(798)	(179)	(853)	(242)
Proceeds from issuance of long-term debt	84	1,010	94	1,019
Re-issuance of treasury shares	3	1	14	1
Purchase of treasury shares	(68)	-	(68)	-
Dividends paid to shareholders of Koninklijke Philips N.V.	(321)	(295)	(321)	(295)
Dividends paid to shareholders of non-controlling interests	-	-	(1)	(1)
Net cash provided by (used for) financing activities	(1,154)	546	(1,177)	497

Net cash provided by (used for) continuing operations	(797)	707	(1,038)	(431)

Net cash provided by (used for) discontinued operations	-	-	-	(10)

Net cash provided by (used for) continuing and discontinued operations	(797)	707	(1,038)	(441)
Effect of change in exchange rates on cash and cash equivalents	(6)	(79)	33	(138)
Cash and cash equivalents at the beginning of the period	2,592	1,193	2,794	2,401
Cash and cash equivalents at the end of the period	1,789	1,822	1,789	1,822
Amounts may not add up due to rounding.*

Semi-annual report 2026	16

Condensed consolidated statements of changes in equity
in millions of EUR*

	Common shares	Capital in excess of par value	Cash flow hedges	Currency translation differences	Treasury shares	Share-based compensation	Fair value through OCI	Retained earnings	Total shareholders’ equity	Non-controlling interests	Group equity
			Reserves

Balance as of December 31, 2024	188	6,755	1	2,014	(411)	(102)	(90)	3,650	12,006	37	12,043
Net income	-	-	-	-	-	-	-	316	316	(3)	312
Other comprehensive income (loss)	-	-	24	(1,580)	-	-	(22)	4	(1,574)	(3)	(1,578)
Total comprehensive income (loss)	-	-	24	(1,580)	-	-	(22)	319	(1,259)	(7)	(1,265)
Dividend distributed	5	457	-	-	-	-	-	(789)	(328)	(1)	(329)
Forward contracts	-	-	-	-	-	-	-	(121)	(121)	-	(121)
Share-based compensation plans	-	-	-	-	82	24	-	(25)	82	-	82
Balance as of June 30, 2025	193	7,212	25	434	(329)	(78)	(112)	3,034	10,379	29	10,408

Balance as of December 31, 2025	193	7,212	33	347	(298)	(17)	(89)	3,575	10,957	32	10,990
Net income	-	-	-	-	-	-	-	535	535	(3)	532
Other comprehensive income (loss)	-	-	(20)	382	-	-	(11)	4	355	-	355
Total comprehensive income (loss)	-	-	(20)	382	-	-	(11)	539	890	(3)	887
Dividend distributed	4	453	-	-	-	-	-	(815)	(358)	(1)	(359)
Transfer on disposal of equity investments at FVTOCI	-	-	-	-	-	-	1	(1)	-	-	-
Forward contracts	-	-	-	-	-	-	-	(73)	(73)	-	(73)
Share-based compensation plans	-	-	-	-	185	(112)	-	(41)	31	-	31
Balance as of June 30, 2026	197	7,665	14	729	(113)	(129)	(99)	3,184	11,447	29	11,476

Amounts may not add up due to rounding.*

Semi-annual report 2026	17

Notes to the unaudited semi-annual condensed consolidated financial statements
Basis of preparation
These condensed consolidated financial statements for the six-month period ended June 30, 2026, have been prepared in accordance with IAS 34 ’Interim Financial Reporting’ as issued by the International Accounting Standards Board (IASB) and as endorsed by the European Union.
The condensed consolidated financial statements do not include all the notes of the type normally included in an annual financial report. Accordingly, these statements are to be read in conjunction with the Annual Report for the year ended December 31, 2025.
The condensed financial statements are presented in euros, which is the presentation currency. Due to rounding, amounts may not add up precisely to the totals provided. Certain comparative-period amounts have been reclassified to conform to the current-period presentation.
Material accounting policies
The material accounting policies applied in these condensed consolidated financial statements are consistent with those applied in the Annual Report 2025, except for the adoption of amendments to standards which are also expected to be reflected in the company’s consolidated financial statements for the year ending December 31, 2026. The amended standards did not have a material impact on the company’s condensed consolidated financial statements. The company has not early-adopted any standard, interpretation or amendment that has been issued but is not yet effective and endorsed.
Estimates
The preparation of the condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting principles and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates under different assumptions or conditions. In preparing these condensed financial statements, unless otherwise disclosed, the significant estimates and judgments made by management in applying the company’s accounting policies and the key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2025.
Risk management
The Annual Report 2025 describes certain risk categories and risks (including risk appetite) which could have a material adverse effect on Philips’ financial position and results. Those descriptions remain valid and should be read in conjunction with this semi-annual report.
Looking ahead to the second half of 2026, Philips expects global market conditions to remain highly uncertain and volatile due to geopolitical and macroeconomic factors, whether or not they are related to or caused by the Russia-Ukraine war and/or the current situation in the Middle East region. Philips observes a trend of geopolitical tensions and de-globalization that intensifies protectionism. Examples of protectionism measures are trade policies, tariffs, sanctions, local value creation and production requirements to obtain market access, custom duties, taxation, technology and data restrictions, cyberattacks, import or export controls, talent mobility restrictions, nationalization of assets, and restrictions on repatriation of returns from foreign investments. In addition, there is general uncertainty on the development of local regulations and compliance thereto. Philips observes this trend in the major markets in which it operates and has a particular concern on the development of the US-China relationship and China’s drive to expand its global political footprint and become self-sufficient in critical technologies, including health-related ones. Examples of general factors are an overall modest economic growth outlook and uncertainty around outlook on inflation, interest rates, government spending and consumer confidence and spending, taxation and fiscal policy developments, and the emergence of economic impacts related to the climate crisis. Examples of healthcare-specific potential factors include rising uncertainty over the future direction of public healthcare policy, healthcare funding mechanisms and reimbursement environments and the risk of declining public investment in healthcare ecosystems.
Philips operates in a highly regulated product safety and quality environment and its products and services, including parts or materials from suppliers, are subject to regulation by various government and regulatory agencies (e.g., FDA (US), EMA (Europe), NMPA (China), MHRA (UK), ASNM (France), BfArM (Germany), IGZ (Netherlands)).
The relevant rules and regulations continue to evolve, which may impose significant additional pre-market and post-market requirements. Philips is undertaking considerable efforts to improve quality and management systems in all of its operations, and to keep strengthening the quality and continuous improvement culture we have built up. The improvement actions in these areas will continue to affect the company’s results.
Furthermore, the scope of Environmental, Social and Governance (ESG) disclosure requirements and sustainability-related regulatory obligations remains subject to ongoing change in various jurisdictions, such as the new reporting on the scrapping of unsold products, the EU Deforestation Regulation, in addition to the EU Corporate Sustainability Reporting Directive (CSRD), for which implementation requirements continue to evolve, including through proposed EU Omnibus simplification measures. Failure to (timely) meet these requirements could also trigger the additional risk of exposure to inquiries from supervisory bodies and adversely affect Philips’ reputation and brand or could adversely impact Philips’ financial condition or operating results.
For more information on uncertain future events, factors and circumstances see also Contingencies.
Additional risks not known to Philips, or currently believed not to be material, could later turn out to have a material impact on Philips’ business, objectives, revenues, income, assets, liquidity, or capital resources.
Seasonality
Under normal economic conditions, the Philips Group’s sales are impacted by seasonal fluctuations, typically resulting in higher revenues and earnings in the second half-year. For the Diagnosis & Treatment and Connected Care segments, sales are generally higher in the second half-year, largely due to the timing of new product availability and customers attempting to spend their annual budgeted allowances before the end of the year. For the Personal Health segment, sales are generally higher in the second half-year due to holiday sales and events. The segment Other is generally not materially affected by seasonality; however, the timing of intellectual property transactions may cause variation over the year.

Semi-annual report 2026	18

Segment information
Philips’ operating segments are Diagnosis & Treatment, Connected Care and Personal Health, each being responsible for the management of its Businesses worldwide.
Sales and Adjusted EBITA 1 in millions of EUR unless otherwise stated

	January to June
	2026				2025
	Sales	Sales incl. intercompany	Adjusted EBITA ¹		Sales	Sales incl. intercompany	Adjusted EBITA ¹
				as a % of sales				as a % of sales
Diagnosis & Treatment	3,933	4,192	470	12.0%	4,048	4,271	468	11.6%
Connected Care	2,245	2,256	242	10.8%	2,454	2,466	173	7.0%
Personal Health	1,728	1,775	339	19.6%	1,672	1,722	254	15.2%
Other	359	395	18		260	335	-
Inter-segment eliminations		(354)				(360)
Philips Group	8,265	8,265	1,069	12.9%	8,434	8,434	894	10.6%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information

Sales composition and disaggregation
Sales composition in millions of EUR

	January to June
	2026	2025
Goods	5,422	5,611
Services	2,444	2,420
Royalties	232	209
Total sales from contracts with customers	8,098	8,240
Sales from other sources	167	194
Total sales	8,265	8,434
Disaggregation of Sales per segment in millions of EUR

	January to June 2026
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,326	1,569	3,895	38	3,933
Connected Care	1,255	861	2,116	130	2,245
Personal Health	1,722	6	1,728	-	1,728
Other	177	182	359	-	359
Philips Group	5,480	2,618	8,098	167	8,265
Disaggregation of Sales per segment in millions of EUR

	January to June 2025
	Sales at a point in time	Sales over time	Total sales from contracts with customers	Sales from other sources	Total sales
Diagnosis & Treatment	2,456	1,546	4,003	46	4,048
Connected Care	1,447	860	2,307	147	2,454
Personal Health	1,665	6	1,671	1	1,672
Other	91	169	260	-	260
Philips Group	5,660	2,580	8,240	194	8,434
Sales and tangible and intangible assets in millions of EUR

	Sales		Tangible and intangible assets ¹
	January to June		June 30,	December 31,
	2026	2025	2026	2025
Netherlands	1,186	1,126	1,581	1,592
United States	3,281	3,476	10,401	10,102
China	604	579	237	224
Japan	401	469	427	359
Germany	293	297	390	447
Other countries	2,500	2,487	1,377	1,333
Philips Group	8,265	8,434	14,413	14,057
1Consists of Property plant and equipment, Intangible assets excluding goodwill and Goodwill.
More segment information can be found in the Information by segment and main country note in the Annual Report 2025.

Semi-annual report 2026	19

Cost of sales
For the period ended June 30, 2026, Philips recognized tariff refunds related to import duties previously paid on products imported to the United States. The refund was recorded as a reduction of Cost of sales, reflecting the recovery of costs previously recorded and represents substantially all amounts claimed.
Other business income and expenses
Other business income and expenses amounted to an income of EUR 205 million in the first six months ended June 30, 2026. This mainly relates to divestment of businesses and releases of acquisition-related contingent considerations.
Goodwill
Goodwill increased by EUR 408 million during the six months ended June 30, 2026, primarily due to positive currency translation effects and additional goodwill recognized as part of the provisional purchase price allocation for the SpectraWAVE acquisition. Refer to note Acquisitions. Goodwill is allocated to groups of cash-generating units (CGUs) and tested for impairment at the lowest level at which goodwill is monitored for internal management purposes. Goodwill is tested for impairment annually in the fourth quarter and whenever impairment indicators require. No impairments were identified in the first half of 2026.
Equity
As of June 30, 2026, the issued and fully-paid share capital consists of 982,884,787 common shares, each share having a par value of EUR 0.20, and the total number of treasury shares amounted to 5,457,315, which were purchased at an average price of EUR 20.75 per share.
On May 8, 2026, the Annual General Meeting of Shareholders approved a dividend of EUR 0.85 per common share in the form of common shares or cash, at the option of the shareholder, against the retained earnings of the company. In June 2026, Philips settled a dividend of EUR 0.85 per common share, representing a total value of EUR 815 million (including costs). Approximately 56.17% of shareholders elected for a share dividend, resulting in the issuance of 19,964,655 new common shares. The cash dividend involved an amount of EUR 358 million (including costs).
The following table shows the movements in the outstanding number of shares:
Philips Group
Outstanding number of shares

	2026	2025
Balance as of January 1	951,288,934	925,009,074
Dividend distributed	19,964,655	22,980,748
Purchase of treasury shares	(1,017)	-
Re-issuance of treasury shares	6,174,900	2,584,656
Balance as of June 30	977,427,472	950,574,479
On May 29, 2026, Philips announced that it will repurchase up to 4 million shares to cover certain of its obligations arising from its long-term incentive plans. To this end, Philips entered into a number of forward transactions with a financial institution. The first contract is for an amount of EUR 47 million to acquire 2 million shares with a settlement date in November 2028 and a weighted average forward price of EUR 23.26. The second contract is for an amount of EUR 47 million to acquire 2 million shares with a settlement date in November 2028 and a weighted average forward price of EUR 23.29.
The increase in the currency translation reserve by EUR 382 million is mainly related to the movements of USD versus EUR in the six months ending June 30, 2026.
Debt
As of June 30, 2026, Philips had total debt of EUR 7,464 million. The majority of the debt consisted of EUR 6,137 million of public EUR and USD bonds with a weighted average coupon rate of 3.4%, EUR 353 million of forward contracts for share repurchases, and EUR 953 million of lease liabilities.
Long-term debt was EUR 6,316 million, a decrease of EUR 618 million, and short-term debt was EUR 1,149 million, a decrease of EUR 2 million compared with December 31, 2025. The decrease in total debt of EUR 620 million is mainly due to the repayment of the 2026 EUR and USD bonds.

Semi-annual report 2026	20

Contingencies
Legal proceedings
The company and certain of its group companies and former group companies are involved as a party in legal proceedings, regulatory and other governmental proceedings, including discussions on potential remedial actions, relating to such matters as competition issues, intellectual property, commercial transactions, product liability, participation and environmental pollution. While it is not feasible to predict or determine the ultimate outcome of all pending or threatened legal proceedings, regulatory and governmental proceedings, Philips is of the opinion that the cases included in this note may have, or have had in the recent past, a significant impact on its consolidated financial position, results of operations and cash flows.
Significant developments regarding legal proceedings that have occurred since the publication of the Annual Report 2025 are described below. For more information on these matters, including the company’s assessment of each matter, reference is made to the Annual Report 2025.
Respironics recall
Public investigations
In the first half of 2026, the company and certain of its group companies, including Philips Respironics and Philips Electronics Australia, Ltd., continued to actively engage with the US Securities and Exchange Commission, the US Department of Justice criminal and civil divisions, the US State Attorneys General for 41 US states and territories1, and the Australian Therapeutic Goods Administration in relation to their respective investigations into the events leading up to the Respironics recall.
Civil litigation
Following requests for inquiry proceedings filed by Dutch retail shareholder association VEB on behalf of certain retail and institutional investors, by Vanguard on behalf of certain funds they manage, and by Grant & Eisenhofer P.A. and Old Haven Funding LLC on behalf of certain investors, a hearing with the Enterprise Chamber of the Amsterdam Court of Appeal took place on June 25, 2026. A decision by the Enterprise Chamber on whether or not to order an investigation is expected towards the end of the third quarter. Pending the decision by the Enterprise Chamber, the securities litigation in the Netherlands has either been stayed or withdrawn, while in the US securities class action the company is awaiting a decision on its motion to dismiss the third amended complaint.

Acquisitions
Philips completed the SpectraWAVE, Inc. acquisition on January 15, 2026. SpectraWAVE is an innovator in Enhanced Vascular Imaging (EVI) of coronary arteries, angiography-based physiology assessments, and the use of AI in medical imaging. SpectraWAVE’s intravascular imaging and physiological assessment technologies provide advanced solutions for the treatment of patients with coronary artery disease, the most frequent type of heart disease, affecting more than 300 million people worldwide. SpectraWAVE, based in Bedford, Massachusetts, was founded in 2017 and currently employs more than 70 people. As of the acquisition date, SpectraWAVE forms part of the Image-Guided therapy business portfolio of the Diagnosis & Treatment segment.

The provisional purchase price allocation resulted in the following condensed opening balance sheet of SpectraWAVE:
Philips Group
Opening balance sheet in millions of EUR

At acquisition date
SpectraWAVE, Inc.
Assets
Intangible assets excluding goodwill	120
Cash	3
Total Assets	123

Liabilities
Accounts payable and other payables	(4)
Deferred tax liabilities	(27)
Total Liabilities	(31)

Total identifiable net assets at fair value	92
Goodwill arising on acquisition	169
Total purchase consideration	(260)
Of which:
Purchase consideration transferred	(232)
Contingent consideration	(29)
Goodwill recognized in the amount of EUR 169 million mainly represents the value of the Company’s future expected growth, including future customers and workforce synergies. SpectraWAVE Goodwill is not tax-deductible.
The majority of the Intangible assets balance relates to a developed technology intangible, the fair value of which is provisionally determined using the multi-period excess earnings method, which is a valuation technique that estimates the fair value of an asset based on market participants’ expectations of the cash flows associated with that asset over its remaining useful life. The fair value of developed technology is based on an estimate of positive future cash flows associated with incremental profits related to excess earnings, discounted at a rate of 12.4%.
The contingent consideration arrangement requires Philips to pay the former owners of SpectraWAVE up to a maximum undiscounted amount of EUR 65 million contingent upon certain regulatory and revenue milestones. The fair value of the contingent consideration arrangement of EUR 29 million has been estimated by calculating the present value of the future expected cash flows. The estimates are based on the forecasted revenue, a discount rate of 12.4% and assumed probability adjusted likelihood of CE mark approval at a certain point in time.
Fair value of financial assets and liabilities
The estimated fair value of financial instruments has been determined by the company using available market information and appropriate valuation methods. The estimates presented are not necessarily indicative of the amounts that will ultimately be realized by the company upon maturity or disposal. The use of different market assumptions and/or estimation methods may have a material effect on the estimated fair value amounts.
The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy. Fair value information for financial assets and financial liabilities not carried at fair value is not included if the carrying amount is a reasonable approximation of fair value.

1 Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District of Columbia, Florida, Georgia, Hawaii, Illinois, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, New Hampshire, New Jersey, New York, North Carolina, North Dakota, Northern Mariana Islands, Ohio, Oklahoma, Oregon, Pennsylvania, Rhode Island, South Carolina, South Dakota, Tennessee, Vermont, Virgin Islands, Virginia, Washington, West Virginia, Wisconsin

Semi-annual report 2026	21

Fair value of financial assets and liabilities in millions of EUR

	June 30, 2026					December 31, 2025
	Carrying amount	Estimated fair value ¹	Level 1	Level 2	Level 3	Carrying amount	Estimated fair value ¹
Financial assets
Carried at fair value:
Debt instruments	297	297	-	-	297	302	302
Equity instruments	2	2	-	-	2	2	2
Other financial assets	83	83	-	59	24	76	76
Financial assets carried at FVTPL	382	382	-	59	323	380	380
Debt instruments	8	8	-	8	-	8	8
Equity instruments	224	224	3	-	221	213	213
Current financial assets	4	4	-	-	4	-	-
Receivables - current	17	17	-	17	-	13	13
Receivables - non-current	14	14	-	14	-	17	17
Financial assets carried at FVTOCI	267	267	3	39	225	252	252
Derivative financial instruments	84	84	-	66	18	99	99
Financial assets carried at fair value	734	734	3	164	566	731	731

Carried at (amortized) cost:
Cash and cash equivalents	1,789	-	-	-	-	2,794	-
Loans and receivables:
Other non-current loans and receivables	97	-	-	-	-	103	-
Receivables - current	3,532	-	-	-	-	3,517	-
Receivables - non-current	188	-	-	-	-	193	-
Financial assets carried at (amortized) cost	5,606	-	-	-	-	6,607	-
Total financial assets	6,340	-	-	-	-	7,338	-

Financial liabilities
Carried at fair value:
Contingent consideration	(44)	(44)	-	-	(44)	(111)	(111)
Financial liabilities carried at FVTPL	(44)	(44)	-	-	(44)	(111)	(111)
Derivative financial instruments	(55)	(55)	-	(55)	-	(39)	(39)
Financial liabilities carried at fair value	(98)	(98)	-	(55)	(44)	(149)	(149)

Carried at (amortized) cost:
Accounts payable	(2,080)	-	-	-	-	(1,927)	-
Interest accrual	(62)	-	-	-	-	(95)	-
Debt (corporate bonds and leases)	(7,039)	(7,074)	(6,121)	(953)		(7,757)	(7,818)
Debt (excluding corporate bonds and leases)	(426)	-	-	-	-	(327)	-
Financial liabilities carried at (amortized) cost	(9,606)	-	-	-	-	(10,107)	-
Total financial liabilities	(9,704)	-	-	-	-	(10,257)	-
1For Cash and cash equivalents, Loans and receivables, Accounts payable, interest accrual and Debt (excluding corporate bonds and leases), the carrying amounts approximate fair value because of the nature of these instruments (including maturity and interest conditions) and therefore fair value information is not included in the table above.

The following table shows the reconciliation from the beginning balance to the ending balance for Level 3 fair value measurements.
Reconciliation of Level 3 fair value measurements in millions of EUR

	Financial assets	Financial liabilities
Balance as of December 31, 2025	556	111
Assumed in a business combination	-	29
Purchase	44	-
Sales	(22)	-
Utilizations
Recognized in profit and loss:
Other business income and expenses	-	(96)
Financial income and expenses	2	-
Recognized in other comprehensive income ¹	-	-
Reclassification	(13)	-
Balance as of June 30, 2026	566	44
1Includes translation differences

Semi-annual report 2026	22

Reconciliation of non-IFRS information
Certain non-IFRS financial measures are presented when discussing the Philips Group’s performance:
•Comparable sales growth
•Adjusted income from continuing operations attributable to shareholders
•Adjusted income from continuing operations attributable to shareholders per common share (in EUR) - diluted (Adjusted EPS)
•EBITA
•Adjusted EBITA
•Adjusted EBITDA
•Free cash flow
•Net debt : group equity ratio

For the definitions of the non-IFRS financial measures listed above, refer to chapter Further information, section Reconciliation of non-IFRS information, of the Annual Report 2025 and to the Forward-looking statements and other information.
Comparable order intake is not a financial measure, but is presented when discussing the Philips Group’s performance. Refer to Forward-looking statements and other information.

Sales growth composition in %

	Q2 2026				January to June
	nominal growth	consolidation changes	currency effects	comparable growth	nominal growth	consolidation changes	currency effects	comparable growth
2026 versus 2025
Diagnosis & Treatment	0.1%	0.0%	2.4%	2.4%	(2.9%)	0.0%	5.0%	2.1%
Connected Care	(6.9%)	5.8%	3.3%	2.2%	(8.5%)	4.9%	6.3%	2.7%
Personal Health	5.6%	0.0%	2.9%	8.5%	3.3%	0.0%	5.3%	8.6%
Philips Group	0.5%	0.9%	2.7%	4.1%	(2.0%)	0.6%	5.3%	3.9%
Adjusted income from continuing operations attributable to shareholders 1 in millions of EUR unless otherwise stated

	Q2		January to June
	2026	2025	2026	2025
Net income	386	240	532	312
Discontinued operations, net of income taxes	-	2	-	8
Income from continuing operations	386	242	533	320
Income from continuing operations attributable to non-controlling interests	(2)	(1)	3	3
Income from continuing operations attributable to shareholders ¹	384	242	535	323
Adjustments for:
Amortization and impairment of acquired intangible assets	87	53	137	111
Restructuring and acquisition-related charges	(86)	46	(63)	112
Other items:	106	41	145	117
Portfolio realignment charges	50	-	50	-
Respironics consent decree charges	28	21	49	48
Respironics field-action running costs	22	34	36	71
Quality actions	6	11	11	18
Contract settlement gain	-	(23)	-	(23)
Remaining items	-	(1)	-	2
Net finance expenses	3	(2)	-	4
Tax impact on adjusting items	(15)	(34)	(51)	(84)
Adjusted income from continuing operations attributable to shareholders ¹	479	346	703	583
Earnings per common share:
Income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.40	0.25	0.55	0.34
Adjusted income from continuing operations attributable to shareholders ¹ per common share (in EUR) - diluted	0.49	0.36	0.73	0.61
1Shareholders refers to shareholders of Koninklijke Philips N.V.

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q2	23

Reconciliation of Net income to Adjusted EBITA and Adjusted EBITDA in millions of EUR

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2026
Net income	386
Income tax expense (benefit)	160
Results of associates	1
Financial expenses	95
Financial income	(33)
Income from operations	609	252	152	204	1
Amortization and impairment of acquired intangible assets	87	21	59	3	4
EBITA	697	273	212	208	4
Restructuring and acquisition-related charges	(86)	11	(101)	2	3
Other items:	106	5	101	-	-
Portfolio realignment charges	50	-	50	-	-
Respironics consent decree charges	28	-	28	-	-
Respironics field-action running costs	22	-	22	-	-
Quality actions	6	5	1	-	-
Adjusted EBITA	717	289	211	209	7
Depreciation, amortization and impairment of fixed assets and other intangible assets	294	46	152	21	75
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(100)	-	(100)	-	-
Adjusted EBITDA	910	335	263	230	82

January to June 2026
Net income	532
Income tax expense (benefit)	203
Results of associates	5
Financial expenses	173
Financial income	(63)
Income from operations	851	446	99	328	(22)
Amortization and impairment of acquired intangible assets	137	38	85	7	7
EBITA	988	484	184	335	(15)
Restructuring and acquisition-related charges	(63)	(23)	(77)	4	33
Other items:	145	9	136	-	-
Portfolio realignment charges	50	-	50	-	-
Respironics field-action running costs	36	-	36	-	-
Respironics consent decree charges	49	-	49	-	-
Quality actions	11	9	2	-	-
Adjusted EBITA	1,069	470	242	339	18
Depreciation, amortization and impairment of fixed assets and other intangible assets	509	93	206	42	168
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(100)	-	(101)	-	-
Adjusted EBITDA	1,478	563	348	380	186

Quarterly Report 2026 - Q2	24

	Philips Group	Diagnosis & Treatment	Connected Care	Personal Health	Other
Q2 2025
Net income	240
Discontinued operations, net of income taxes	2
Income tax expense (benefit)	95
Results of associates	6
Financial expenses	80
Financial income	(23)
Income from operations	400	226	67	122	(15)
Amortization and impairment of acquired intangible assets	53	18	29	4	3
EBITA	453	244	95	126	(12)
Restructuring and acquisition-related charges	46	15	17	5	8
Other items:	41	21	20	-	-
Respironics consent decree charges	21	-	21	-	-
Respironics field-action running costs	34	-	34	-	-
Quality actions	11	21	(10)	-	-
Contract settlement gain	(23)	-	(23)	-	-
Remaining items	(1)	-	(1)	-	-
Adjusted EBITA	540	281	132	131	(4)
Depreciation, amortization and impairment of fixed assets and other intangible assets	213	44	61	28	80
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(6)	-	-	(6)	-
Adjusted EBITDA	747	325	192	154	75

January to June 2025
Net income	312
Discontinued operations, net of income taxes	8
Income tax expense (benefit)	122
Results of associates	7
Financial expenses	160
Financial income	(55)
Income from operations	554	379	(15)	238	(48)
Amortization and impairment of acquired intangible assets	111	38	59	7	6
EBITA	665	417	44	245	(42)
Restructuring and acquisition-related charges	112	30	32	9	42
Other items:	117	21	96	-	-
Respironics field-action running costs	71	-	71	-	-
Respironics consent decree charges	48	-	48	-	-
Quality actions	18	21	(3)	-	-
Contract settlement gain	(23)	-	(23)	-	-
Remaining items	2	-	2	-	-
Adjusted EBITA	894	468	173	254	-
Depreciation, amortization and impairment of fixed assets and other intangible assets	432	93	124	54	161
Adding back impairment of fixed assets included in Restructuring and acquisition-related charges and Other items	(9)	(1)	-	(8)	-
Adjusted EBITDA	1,317	560	296	300	161

Amounts may not add up due to rounding.

Quarterly Report 2026 - Q2	25

Composition of free cash flow in millions of EUR

	Q2		January to June
	2026	2025	2026	2025
Net cash flows from operating activities	376	387	564	(546)
Net capital expenditures	(154)	(156)	(313)	(315)
Purchase of intangible assets	(27)	(24)	(54)	(70)
Expenditures on development assets	(66)	(72)	(129)	(131)
Capital expenditures on property, plant and equipment	(64)	(63)	(137)	(118)
Proceeds from sales of property, plant and equipment	3	2	7	4
Free cash flow	222	230	251	(860)
Composition of net debt to group equity in millions of EUR unless otherwise stated

	June 30, 2026	December 31, 2025
Long-term debt	6,316	6,934
Short-term debt	1,149	1,151
Total debt	7,464	8,084
Cash and cash equivalents	1,789	2,794
Net debt	5,676	5,290
Shareholders’ equity	11,447	10,957
Non-controlling interests	29	32
Group equity	11,476	10,990
Net debt : group equity ratio	33:67	32:68

Quarterly Report 2026 - Q2	26

Philips statistics
Quarterly statistics in millions of EUR unless otherwise stated

	2026				2025
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Sales	3,905	4,360			4,097	4,338	4,302	5,097
Nominal sales growth	(5%)	1%			(1%)	(3%)	(2%)	1%
Comparable sales growth ¹	4%	4%			(2%)	1%	3%	7%
Comparable order intake ²	6%	(1%)			2%	6%	8%	7%
Gross margin	1,766	2,150			1,849	2,011	1,911	2,288
as a % of sales	45%	49%			45%	46%	44%	45%
Selling expenses	(1,007)	(1,053)			(1,087)	(1,084)	(1,024)	(1,147)
as a % of sales	(26%)	(24%)			(27%)	(25%)	(24%)	(23%)
G&A expenses	(177)	(154)			(161)	(155)	(154)	(158)
as a % of sales	(5%)	(4%)			(4%)	(4%)	(4%)	(3%)
R&D expenses	(394)	(484)			(457)	(402)	(414)	(427)
as a % of sales	(10%)	(11%)			(11%)	(9%)	(10%)	(8%)
Income from operations	241	609			154	400	330	540
as a % of sales	6%	14%			4%	9%	8%	11%
Net income	146	386			72	240	187	397
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16	0.40			0.09	0.25	0.19	0.41
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23	0.49			0.25	0.36	0.36	0.60
EBITA ¹	292	697			211	453	409	591
as a % of sales	7.5%	16.0%			5.2%	10.5%	9.5%	11.6%
Adjusted EBITA ¹	353	717			354	540	531	770
as a % of sales	9.0%	16.4%			8.6%	12.4%	12.3%	15.1%
Adjusted EBITDA ¹	567	910			571	747	738	991
as a % of sales	14.5%	20.9%			13.9%	17.2%	17.2%	19.4%
At the end of period:
Number of common shares outstanding (after deduction of treasury shares) in thousands	952,018	977,427			925,084	950,574	950,979	951,289
Shareholders’ equity per common share in EUR	11.97	11.71			12.64	10.92	11.10	11.52
Net debt : group equity ratio ¹	33:67	33:67			35:65	39:61	38:62	32:68
Philips employees	64,317	63,670			65,553	65,566	65,284	64,817
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

Quarterly Report 2026 - Q2	27

Year-to-date statistics in millions of EUR unless otherwise stated

	2026				2025
	January-March	January-June	January-September	January-December	January-March	January-June	January-September	January-December
Sales	3,905	8,265			4,097	8,434	12,736	17,834
Nominal sales growth	(5%)	(2%)			(1%)	(2%)	(2%)	(1%)
Comparable sales growth ¹	4%	4%			(2%)	(1%)	1%	2%
Comparable order intake ²	6%	2%			2%	4%	6%	6%
Gross margin	1,766	3,916			1,849	3,859	5,770	8,058
as a % of sales	45%	47%			45%	46%	45%	45%
Selling expenses	(1,007)	(2,060)			(1,087)	(2,171)	(3,195)	(4,342)
as a % of sales	(26%)	(25%)			(27%)	(26%)	(25%)	(24%)
G&A expenses	(177)	(332)			(161)	(316)	(470)	(628)
as a % of sales	(5%)	(4%)			(4%)	(4%)	(4%)	(4%)
R&D expenses	(394)	(878)			(457)	(859)	(1,273)	(1,700)
as a % of sales	(10%)	(11%)			(11%)	(10%)	(10%)	(10%)
Income from operations	241	851			154	554	884	1,424
as a % of sales	6%	10%			4%	7%	7%	8%
Net income	146	532			72	312	499	897
Income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted	0.16	0.55			0.09	0.34	0.53	0.93
Adjusted income from continuing operations attributable to shareholders ³ per common share (in EUR) - diluted ¹	0.23	0.73			0.25	0.61	0.96	1.56
EBITA ¹	292	988			211	665	1,074	1,665
as a % of sales	7.5%	12.0%			5.2%	7.9%	8.4%	9.3%
Adjusted EBITA ¹	353	1,069			354	894	1,425	2,195
as a % of sales	9.0%	12.9%			8.6%	10.6%	11.2%	12.3%
Adjusted EBITDA ¹	567	1,478			571	1,317	2,056	3,046
as a % of sales	14.5%	17.9%			13.9%	15.6%	16.1%	17.1%
1Non-IFRS financial measure. Refer to the Reconciliation of non-IFRS information
2Comparable order intake is presented when discussing the Philips Group's performance. For the definition of this measure, refer to chapter Further information, section Other Key Performance Indicators, of the Annual Report 2025.
3Shareholders refers to shareholders of Koninklijke Philips N.V.

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